SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended March, 2016

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

4 March 2016

BP files Annual Report on Form 20-F for 2015

London, March 4 - In accordance with Section 203.01 of the New York Stock Exchange Listed Company Manual, BP p.l.c. announces that on March 4, 2016 it filed with the Securities and Exchange Commission an Annual Report on Form 20-F that included audited financial statements for the year ended December 31, 2015. BP's Annual Report on Form 20-F is available online at BP's website at www.bp.com and also online at www.sec.gov.

Shareholders have the ability to receive a hard copy of BP's complete audited financial statements, free of charge, by visiting www.bp.com/papercopies, or by contacting our US distribution agent at 1-888-301-2505, or through an email request addressed to bpreports@precisionir.com or via our Head Office in London at +44 (0) 20 7496 4000.

- ENDS -

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 04 March  2016

/s/ J. BERTELSEN
...............................
J. BERTELSEN
Deputy Secretary